September 23, 2009

Mail Stop 3010

Mr. Michael A. DiGregorio
Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> RE: **Korn/Ferry International**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed June 29, 2009**
> **Form 14A Filed August 7, 2009**
> **File No. 1-14505**

Dear Mr. DiGregorio:

We have reviewed your response letter dated September 9, 2009 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 15. Exhibits and Financial Statement Schedules, page 36

1. We note your response to comment 3 in our letter dated August 24, 2009. As you have acknowledged in your response, Item 601(b)(10) of Regulation S-K does not contain a proviso for the exclusion of schedules and exhibits to the material contract filed. As such, if an agreement is filed as a material contract to a report, then it must be filed in its entirety. Furthermore, your response does not indicate that you no longer view this agreement as material to investors. Therefore, please file the complete agreement with your next quarterly report.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 21</u>

<u>Elements of Compensation, page 23</u>

2.   We note your response to comment 5 in our letter dated August 24, 2009. Your revised disclosure does not address with enough specificity why you awarded the base salary increase that you did to Mr. Burnison. For example, you state that you took into account your strong performance in fiscal 2008 and other competitive data to arrive at the increase in salary, however, you do not explain what competitive data was reviewed and more specifically, why you determined to award Mr. Burnison's base salary increase based on that competitive data. Please revise your proposed disclosure and confirm that you will provide similar disclosure in future filings.

<u>Annual Bonuses, page 23</u>

3.   We note your responses to comments 6 and 7 in our letter dated August 24, 2009. You have indicated that you did not meet the quantitative goals for the fiscal year, but that you also considered qualitative factors, such as your performance in light of the difficult economic conditions. Please expand your disclosure to specifically explain how the performances of each named executive officer who received an annual bonus were evaluated in making your compensation determinations. For example, on page 23 of your proxy statement, you state that Mr. McNabb and Ms. Dutra received bonuses based on their respective business units' performance. Please explain how their business units performed during the "extraordinary economic conditions" of the year and why you determined the bonuses awarded with respect to those performances. Please tell us how you plan to comply and provide similar disclosure in future filings.

        Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant